Filed by Nuveen Investment Trust II (Commission File No. 333-256392)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

Nuveen Large Cap Core Fund

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

                                                                                                                                                     Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We mailed you proxy materials outlining an important proposal for your Fund, which was considered at a Special Meeting of Shareholders of the funds on August 26, 2021, at 2:00 p.m. Central Time. The meeting has been adjourned to allow shareholders more time to vote and will reconvene on September 30, 2021 at 1:00 p.m. Central Time.

After careful consideration, your Fund’s Board recommends that you vote FOR the proposal.

We urge you to vote before September 30, 2021, the date of your Fund’s

Special Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1- 888-916-1719 (toll-free)

Hours:     10:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

               12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

•	Use the reference number above to locate your voting record.
•	Take your vote over the phone, quickly and easily – it only takes a few moments.
•	Ensure the line is recorded for your protection.
•	Send you a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen Funds.

Sincerely,

Mark J. Czarniecki

Vice President and Secretary